Upon notice duly given, a special meeting of shareholders of Calvert Global Value Fund (formerly, Calvert Large Cap Value Fund), a series of Calvert SAGE Fund (the Fund), was held on June 8, 2016, for the purpose of voting on the merger of the Fund into Calvert Equity Portfolio, a series of Calvert Social Investment Fund. With regard to the item being voted, the merger was approved with the following votes:


   Affirmative: 	1,086,754.348
   Against: 	7,388.907
   Abstain: 	23,617.914


Upon notice duly given, a special meeting of shareholders of Calvert Global Equity Income Fund (formerly, Calvert Equity Income Fund), a series of Calvert SAGE Fund (the Fund), was held on June 8, 2016, and reconvened on June 17, 2016, for the purpose of voting on the merger of the Fund into Calvert Equity Portfolio, a series of Calvert Social Investment Fund.
With regard to the item being voted, the merger was approved with the following votes:


   Affirmative: 	852,632.166
   Against:	42,295.146
   Abstain: 	138,657.587